FIRM and AFFILIATE OFFICES

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JAMES A. MERCER III	CHICAGO
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July 29, 2008	BOSTON
WASHINGTON, DC
VIA EDGAR & FEDEX	LAS VEGAS
ATLANTA
Mr. Mark P. Shuman, Branch Chief - Legal	MIAMI
Ms. Katherine Wray, Staff Attorney	PITTSBURGH
Securities and Exchange Commission	NEWARK
Division of Corporation Finance	BOCA RATON
Mail Stop 4561	WILMINGTON
Washington, D.C. 20549	PRINCETON
LAKE TAHOE
HO CHI MINH CITY

Re:                             Etelos, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 14, 2008
File No. 333-150746

Dear Mr. Shuman and Ms. Wray:

On behalf of our client, Etelos, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated July 25, 2008 (the “Comment Letter”) with respect to the above-referenced registration statement (the “Registration Statement”).

We have reproduced below in bold font each of the Staff’s comments set forth in the Comment Letter.  Immediately following each such comment is the Company’s response in regular font.  The Company’s responses in this letter correspond to the numbers placed adjacent to the Staff’s comments in the Comment Letter.  In the Company’s responses, unless the context otherwise requires, the terms “we,” “us,” and “our,” refer to the Company.

In connection with this response letter, the Company filed Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the Registration Statement.  Enclosed are the following documents: (i) three copies of this letter; (ii) three clean copies of Amendment No. 4; and (iii) three copies of Amendment No. 4 marked to show changes from Amendment No. 3 to the Registration Statement filed July 14, 2008.

General

1.                                      We are continuing to evaluate your response to comment 1 of our letter dated July 8, 2008. In an effort to better understand the facts giving rise to the registered resale transaction and notwithstanding the disclosure provided on pages 25-27, please provide us with additional information describing the relationships among the selling stockholders (particularly Enable Growth Partners LP), the predecessor entity Tripath Technology Inc., and Etelos, Incorporated.  Provide a timeline setting forth the substantive communications between the entities prior to, during, and subsequent to the Chapter 11 bankruptcy proceedings and the merger of Etelos, Incorporated with and into Tripath in the reverse merger transaction.

RESPONSE:  As an initial matter, we will reduce the number of shares of common stock being registered on the Registration Statement to such number of shares that equals approximately 33 percent of our public float. Amendment No. 4 reflects this change. As of July 28, 2008, our public float is 5,720,243.

We believe that this reduction in the number of shares being registered will resolve any Rule 415 issues that the Staff may have.

In direct response to the Staff’s comment, the common thread in the relationships among the selling stockholders, the predecessor entity Tripath Technology Inc. (“Tripath”), and Etelos, Incorporated (“Etelos-WA”) is Jeffrey L. Garon, the president and chief executive officer of Etelos, Inc.  He has served in this capacity since July 2007.  The following timeline summarizes the substantive communications between the entities prior to, during, and subsequent to the Chapter 11 bankruptcy proceedings and the merger of Etelos-WA with and into Tripath in the reverse merger transaction.

A.           Mr. Garon began serving as the chief financial officer of Tripath on February 16, 2005.  During Mr. Garon’s tenure with Tripath, in November 2005, Mr. Garon negotiated and closed a financing with several investors, including Enable Growth Partners, LP (“EGP”) and Enable Opportunity Partners, LP (“EOP,” and together with EGP, “Enable”), and six other investors unaffiliated with Enable.  Mr. Garon resigned from Tripath on August 3, 2006.

B.             On September 1, 2006, following his resignation from Tripath, Mr. Garon began his employment as a Managing Director of West Coast Investment Banking for Kaufman Bros., LP. (“KBRO”), a position he held until October 31, 2007.

C.             On February 8, 2007, Tripath filed a petition in a Chapter 11 bankruptcy.

D.            In April 2007, on behalf of KBRO and in the normal course of Mr. Garon’s business development activities, Mr. Garon met Daniel J. A. Kolke, the founder of Etelos-WA. Etelos-WA subsequently became a client of KBRO, with Mr. Garon serving as the lead manager responsible for this engagement.

E.              In June 2007, Mr. Garon was invited to join Etelos-WA as chief executive officer, which he agreed to do in July 2007, with the knowledge and consent of KBRO.

F.              On August 3, 2007, Etelos-WA – now led by Mr. Garon - and Enable entered into a letter of intent (“LOI”) pursuant to which Enable agreed to invest in Etelos-WA (i) not less than $2.1 million immediately upon execution of the LOI; and (ii) an additional $5.5 million in connection with a plan of reorganization of Tripath, to be filed by Enable, calling for the reverse merger of Etelos-WA into Tripath.  From August 2007 through October 2007, Enable and other investors (including affiliates of Enable and non-affiliates of Enable, but not including any other selling shareholder) purchased, in the aggregate, approximately $3.3 million of convertible notes issued by Etelos-WA, along with warrants.  Approximately $1.7 million of such convertible notes were purchased by Enable and its affiliates.

G.             On December 20, 2007, as agent for the investors in Tripath’s November 2005 financing (see paragraph A, above), Enable filed a Third Amended Plan of Reorganization (the “Plan”) for Tripath, which was approved by creditors and confirmed by the bankruptcy court on February 1, 2008.  Consistent with the LOI between Enable and Etelos-WA, the Plan called for (i) Enable – on behalf of all the investors in the November 2005 financing – (a) to forgive its senior claims arising from the November 2005 financing, (b) to invest an additional $100,000 in exchange for the corporate shell of Tripath, and (c) to invest up to $5.5 million in Etelos-WA; (ii) Tripath to issue 5,000,000 shares of its common stock to Enable and other investors; and (iii) Etelos-WA to merge into Tripath.

H.            In January 2008 and April 2008, Etelos-WA and the selling shareholders negotiated and closed the January 2008 Private Placement and April 2008 Placement, each of which are discussed at length in the Registration Statement.

Enable, together with other investors, invested a total of $5.5 million, thereby fulfilling its commitment under the Plan to invest in Etelos-WA.

I.                 On April 22, 2008, in accordance with the Plan and pursuant to the order of the bankruptcy court, Etelos-WA merged with and into Tripath, and Tripath was the surviving entity. Following the merger, the shares issued by Tripath to Enable pursuant to the Plan (see paragraph G, above) represented approximately 15 percent of the outstanding shares of common stock of the surviving entity and the surviving entity changed its name from Tripath to Etelos, Inc.

At no time during this chronology was Mr. Garon ever an investor, principal, or affiliate of either of the selling shareholders or any of their affiliates.

Further, at no time during this chronology was Enable or any of its affiliates ever a member of the Board of Directors, a controlling member or an officer of either Etelos-WA or Tripath.

Management’s Discussion and Analysis

Recent Financings, page 49

2.                                      We refer to prior comment 4 of our letter dated July 8, 2008, and we note that you have revised the table on the top of page 49 to include interest paid and payable by the company in connection with the convertible note transactions. You do not appear, however, to have included in the table liquidated damages paid or payable by the company, as requested in our prior comment, despite disclosure regarding potential liquidated damages elsewhere in your filing.  Please further revise the table to provide this information, or explain to us in your response letter why you have not done so.  In this regard, please be advised that we will not object to disclosure of a reasonable estimate of potential liquidated damages payable by the company, so long as the possibility that damages may exceed the estimate provided (if this is the case) is made clear to investors.

RESPONSE:  We further revised the table (and the related narrative) to reflect potential liquidated damages as requested.  Set forth below is the revised disclosure that is included in Amendment No. 4.

Recent Financings

September 2007, January 2008 and April 2008 Private Placements

The table below provides the following information relative to our September 2007, January 2008 and April 2008 Private Placements: (i) the gross proceeds to us from the private placements (ii) each payment we made or may be required to make to the investors, any affiliate of the investors or any person with whom the investors have a contractual relationship regarding the private placement (other than principal payments we will be required to make under the terms of the debentures issued in the private placements, which are discussed below), and (iii) the net proceeds to us from the private placement (dollar amounts in thousands).

The table includes liquidated damages that we may be required to pay in respect of our January and April debentures.  Pursuant to the registration rights agreement we entered into in connection with the sale of our January and April debentures, if the registration statement of which this prospectus is a part is not declared effective by August 8, 2008, or if we fail to maintain the registration statement effective until the holders can sell the underlying common stock without volume restrictions under Rule 144 of the Securities Act, we are required to pay to each investor, as partial liquidated damages, cash equal to 1.0 percent of the aggregate purchase price paid by such investor for the securities purchased in the financing and then held by such investor, and must pay to such investor 1.0 percent for each subsequent 30-day period that the default remains uncured, up to a maximum aggregate liquidated damages amount of 10 percent of the aggregate purchase price paid by such investor in our January 2008 Private Placement and April 2008 Private Placement.  For purposes of this table, we assume that we are required to pay the maximum amount of liquidated damages ($550,000).  The amount of actual liquidated damages we may be obligated to pay may be less than this amount if we meet our obligations under the registration rights agreement discussed above regarding the effectiveness of the registration statement.

Investor Name	September 2007 Private Placement	January 2008 Private Placement	April 2008 Private Placement

Enable Growth Partners LP	$340	1,000	3,000,000
Enable Opportunity Partners LP	40	—	—
Pierce Diversified Strategy Master Fund LLC, ENA	20	—	—
Hudson Bay Fund LP	—	470	—
Hudson Bay Overseas Fund LTD.	—	530	500
Gross proceeds	$400	2,000	3,500

Less fees and expenses:
Interest Payments	(32)	(155)	(255)
Payment to Kaufman Bros., L.P. and investor relations firm (1)	(20)	(85)	(149)
Liquidated Damages	—	(200)	(350)
Payment of legal fees incurred by the investor	—	(10)	—
	(52)	(450)	(754)

Net proceeds	$348	1,550	2,746

(1) Kaufman Bros. acted as our advisors.

*        *        *

The Company would very much appreciate the Staff’s prompt review of this response. Should you have any follow-up questions, please call me at (619) 744-2209.

Sincerely,

/s/ James A. Mercer III

James A. Mercer III, Esq.

cc:	Jeffrey L. Garon